COHEN & CZARNIK LLP
                                  140 Broadway
                                   36th Floor
                            New York, New York 10005

STEPHEN J. CZARNIK, ESQ.
Direct Dial: (212) 232-8323
Fax:         (212) 937-3870


                                                     November 7, 2005


VIA EDGAR AND TELEFAX

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:        John Reynolds, Assistant Director
                  Office of Emerging Growth Companies

         RE:      SONOMA COLLEGE, INC.
                  REGISTRATION STATEMENT ON FORM SB-2 (REG. NO. 33-120671)

Ladies and Gentlemen:

         On behalf of Sonoma College, Inc., I am submitting this letter in response to a verbal request of the staff of the Securities and Exchange Commission (the "COMMISSION") regarding Sonoma College's registration statement on Form SB-2 (Reg. No. 333-120671), Amendment No. 6, dated November 2, 2005. Amendment No. 6 to the registration statement was transmitted via EDGAR on November 2, 2005.

         1. THE COMMISSION HAS REQUESTED THAT SONOMA COLLEGE INDICATE WHY THE PRIVATE SALES OF SECURITIES OF SONOMA COLLEGE THAT OCCURRED FOLLOWING THE INITIAL FILING OF ITS REGISTRATION STATEMENT SHOULD NOT BE INTEGRATED WITH THE PUBLIC OFFERING CONTAINED WHICH IS THE SUBJECT OF THE REGISTRATION STATEMENT.

         Whether the offerings are deemed integrated is a question of fact determined in the light and extent of the following factors set forth in Rule 502(a):

         (a) Whether the sales are part of a single plan of financing;
         (b) Whether the sales involve issuance of the same class of securities;
         (c) Whether the sales have been made at or about the same time;
         (d) Whether the same type of consideration is being received; and
         (e) Whether the sales are made for the same general purpose.(1)

         With respect to Sonoma College, Sonoma College consummated three (3) transactions which involve, in part, common stock of Sonoma College since the filing of its initial registration statement in November 2004: (i) the issuance of 156,250 shares of common stock to Myron Landin, in exchange for his financial and accounting services (December 2004)(the "LANDIN TRANSACTION"); (ii) the issuance of 200,000 shares of its common stock to CEOCast pursuant to an consulting agreement for services (May 2005)(the "CEOCAST TRANSACTION"); and
(iii) the issuance of 375,000 shares of common stock to Wisse Enterprises LLC in connection with a revolving credit agreement (July 2005)(the "WISSE TRANSACTION").

         The Landin Transaction was consummated by agreement of Mr. Landin and Sonoma College

------------
                  (1) Sec. Act Release No. 6863 (Apr. 24, 1990), 1990 WL 311658;
         Sec. Act Release No. 4552 (Nov. 6, 1962), 1962 WL 3573.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
November 7, 2005
Page 2 of 3

prior to the November 2004 filing of the initial registration statement; however, the shares were not issued until December 2005 as a result of an oversight of Sonoma College which was corrected when it was discovered that the common stock was not issued as agreed. When applying the five part test: (a) WHETHER THE SALES ARE PART OF A SINGLE PLAN OF FINANCING: the shares issued to Mr. Landin was not a single part of any financing as the shares were issued for services already rendered to Sonoma College; (b) WHETHER THE SALES INVOLVE ISSUANCE OF THE SAME CLASS OF SECURITIES: the shares are the same class, common stock, as the shares being sold in the public offering pursuant to the registration statement; however, the share being sold pursuant to the registration statement are being sold by the selling stockholders and not Sonoma College; (c) WHETHER THE SALES HAVE BEEN MADE AT OR ABOUT THE SAME TIME: the "sale" of the common stock to Mr. Landin took place in November 2004 prior to the filing of the initial registration statement, the common stock that will be sold pursuant to the registration statement may be sold only after effectiveness; (d) WHETHER THE SAME TYPE OF CONSIDERATION IS BEING RECEIVED: Mr. Landin received his common stock for services rendered to Sonoma College; the proceeds of the shares sold pursuant to the registration statement will be received by the selling stockholders and not Sonoma College; (e) WHETHER THE SALES ARE MADE FOR THE SAME GENERAL PURPOSE: the issuance of common stock to Mr. Landin reduced Sonoma's accounts payable to Mr. Landin; and the sales by the selling shareholders pursuant to the registration statement have no effect with respect to Sonoma, the proceeds are received by the selling stockholders and no additional shares are issued by Sonoma pursuant to the registration statement, a different purpose. Thus, the Landin Transaction should not be considered integrated with the offering of common stock pursuant to the registration statement.

         The CEOCast Transaction was consummated by agreement of CEOCast and Sonoma College with respect to consulting services to be performed by CEOCast. The majority of consideration pursuant to the agreement consisted of cash to be paid by Sonoma College to CEOCast. When applying the five part test: (a) WHETHER THE SALES ARE PART OF A SINGLE PLAN OF FINANCING: the shares issued to CEOCast was not a single part of any financing as the shares were issued for services to be performed by CEOCast; and the proceeds from the sales of common stock to be sold pursuant to the registration statement will be received by the selling stockholders, not Sonoma College; (b) WHETHER THE SALES INVOLVE ISSUANCE OF THE SAME CLASS OF SECURITIES: the shares are the same class, common stock, as the shares being sold in the public offering pursuant to the registration statement; however, the share being sold pursuant to the registration statement are being sold by the selling stockholders and not Sonoma College; (c) WHETHER THE SALES HAVE BEEN MADE AT OR ABOUT THE SAME TIME: the "sale" of the common stock to CEOCast took place in May 2005, the common stock that will be sold pursuant to the registration statement may be sold only after effectiveness; (d) WHETHER THE SAME TYPE OF CONSIDERATION IS BEING RECEIVED: CEOCast received its common stock for services to be rendered to Sonoma College; the proceeds of the shares sold pursuant to the registration statement will be received by the selling stockholders and not Sonoma College; (e) WHETHER THE SALES ARE MADE FOR THE SAME GENERAL PURPOSE: the issuance of common stock to CEOCast reduced the amount of cash consideration to be paid to CEOCast by Sonoma pursuant to the negotiated consulting agreement; and the sales by the selling shareholders pursuant to the registration statement have no effect with respect to Sonoma, the proceeds are received by the selling stockholders and no additional shares are issued by Sonoma pursuant to the registration statement, a different purpose. Thus, the CEOCast Transaction should not be considered integrated with the offering of common stock pursuant to the registration statement.

         The Wisse Transaction was consummated by agreement of Wisse and Sonoma College with respect to a line of credit. Pursuant to the agreement, Wisse Enterprises made a $500,000 line of credit available to Sonoma College and in return Sonoma College executed a promissory note, issued Wisse Enterprises an option to purchase 250,000 shares of common stock; and issued Wisse Enterprise 375,000 shares of common stock. When applying the five part test: (a) WHETHER THE SALES ARE PART OF A SINGLE PLAN OF FINANCING: the shares issued to Wisse Enterprises was not a single part of a financing (together with the public offering) as the shares were issued in consideration of the line of credit extended by Wisse Enterprises; and the proceeds from the sales of common stock to be sold pursuant to the registration statement will be received by the selling stockholders, not Sonoma College; (b) WHETHER THE SALES INVOLVE ISSUANCE OF THE SAME CLASS OF SECURITIES: the shares are the same class, common stock, as the shares being sold in the public offering pursuant to the registration

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
November 7, 2005
Page 3 of 3

statement; however, the shares being sold pursuant to the registration statement are being sold by the selling stockholders and not Sonoma College; and, with respect to the Wisse Transaction, the common stock was only a part of the transaction which primarily involved (and the purpose of the transaction from Sonoma's perspective) the promissory note; (c) WHETHER THE SALES HAVE BEEN MADE AT OR ABOUT THE SAME TIME: the "sale" of the common stock to Wisse Enterprises took place in July 2005, the common stock that will be sold pursuant to the registration statement may be sold only after effectiveness; (d) WHETHER THE SAME TYPE OF CONSIDERATION IS BEING RECEIVED: Wisse Enterprises received its common stock as partial consideration for the equity line extended to Sonoma College, the common stock was only a part of the transaction which primarily involved (and the purpose of the transaction from Sonoma's perspective) the promissory note; the proceeds of the shares sold pursuant to the registration statement will be received by the selling stockholders and not Sonoma College;
(e) WHETHER THE SALES ARE MADE FOR THE SAME GENERAL PURPOSE: the issuance of common stock to Wisse Enterprises was only a part of the transaction which primarily involved (and the purpose of the transaction from Sonoma's perspective) the promissory note pursuant to the negotiated agreement; and the sales by the selling shareholders pursuant to the registration statement have no effect with respect to Sonoma, the proceeds are received by the selling stockholders and no additional shares are issued by Sonoma pursuant to the registration statement, a different purpose. Thus, the Wisse Transaction should not be considered integrated with the offering of common stock pursuant to the registration statement.

         For the reasons detailed in the foregoing analysis, the Landin Transaction, the CEOCast Transaction and the Wisse Transaction should not be considered to be integrated with the public offering pursuant to the registration statement.

         We would very much appreciate your prompt review of Amendment No. 6, our responses to your comment letter and this response to your verbal request. We will inquire via telephone with respect to a request for acceleration pursuant to Rules 460 and 461. If you have any comment or questions about the foregoing, please contact me at (212) 232-8323 or Jan P. Cohen of this office at
(212) 232-8325. I thank you for your attention to this matter.




                                                  With kind regards,


                                                  /s/ Stephen J. Czarnik, Esq.
                                                  ----------------------------
                                                      STEPHEN J. CZARNIK, ESQ.



cc:      Mr. Charles D. Newman, President
         Sonoma College, Inc.
         1304 South Point Blvd., Suite 280
         Petaluma, CA 94954